"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com


03050094

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 09.04.2003

ORK – Appendix to notice of General Meeting

Enclosed please find appendix to notice of General Meeting, regarding election of members and deputy members to the Corporate Assembly, proposal for an amendment to the Articles of Association and election of auditor.

"Exemption No. 82-3998"



ORKLA ASA

Appendix to notice of General Meeting to be held on Wednesday 30 April 2003 at 3 p.m.

1. **Re item 5 of the agenda: "Election of members and deputy members to the Corporate Assembly" - Proposal for an amendment to the Articles of Association**

The recommendation of the Election Committee:

"To the General Meeting of Orkla ASA

Election of members and deputy members to the Corporate Assembly

All the members and deputy members of the Corporate Assembly are up for election at the Annual General Meeting in 2003.

At the Annual General Meeting in 2002, Allan Åkerstedt and Elisabeth Grieg were elected as members of the Election Committee, while Harald Arnkværn, as Chairman of the Corporate Assembly, is a member of the Election Committee pursuant to the Articles of Association of Orkla ASA. This Election Committee's unanimous recommendation for the election of members and deputy members to the Corporate Assembly is as follows:

The following persons to be elected for two years:
- Harald Arnkværn
- Elisabeth Grieg
- Marianne Lie
- Johan H. Andresen jr.
- Svein Aaser
- Idar Kreutzer (ny)
- Astrid E. Sørgaard (ny)

The following persons to be elected for one year:
- Nils-Henrik Pettersson (ny)
- Anniken Thue
- Kurth A. Augustson
- Jan Kildal
- Tore Lindholt
- Svein Rennemo
- Gunn Wærsted (ny)

The following persons are recommended for election as deputy members:
- Terje Venold
- Atle Eide
- Anne Birgitte Fossum
- Ingrid Smedsrud
- Scilla Hokholt
- Christine Rødsæther

Out of consideration for continuity in the Corporate Assembly, the Election Committee has found it appropriate for approximately half the Corporate Assembly to be elected each year. It therefore recommends electing half the members for two years and half the members for one year. As a result of this recommendation, we recommend that a proposal be made to amend Article 8, fourth paragraph, of the Articles of Association as follows:

"The shareholder-elected members of the Corporate Assembly and their deputies shall be elected for up to two (2) years at a time."

Oslo, 26 March 2003

Allan Åkerstedt | Harald Arnkværn | Elisabeth Grieg"

2. **Re item 7 of the agenda: "Election of auditor"**

After an invitation to tender, the Corporate Assembly has decided to recommend that Ernst & Young AS continue as auditor.

Oslo, 7 April 2003

Harald Arnkværn
Chairman of the Corporate Assembly